

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Stephen A. Vintz
Chief Financial Officer
Tenable Holdings, Inc.
6100 Merriweather Drive
Columbia, MD 21044

      Re: Tenable Holdings, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed February 25, 2022
          Form 8-K furnished April 26, 2022
          File No. 001-38600

Dear Mr. Vintz:

We have reviewed your July 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

Form 10-K for year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 45

1.   We note your response to prior comment 2. While we acknowledge that the dollar-based net expansion rate may fluctuate on a quarterly basis, it appears that such fluctuations can be explained with a qualitative discussion of the factors noted in your response and/or a quantitative analysis, when practicable. Also, it is unclear how your current reference to such rate "exceeding" 110% or being "well above" 110% provides investors with an understanding of the trends you have experienced in this rate over the last several years. Therefore, in future filings, including your quarterly reports on Form 10-Q, please disclose the specific percentage of dollar-based net expansion rate for the periods

presented and to the extent there are significant fluctuations in a particular period, include qualitative discussion to clarify the reasons for such fluctuation. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Results of Operations, page 55

2.   In your response to prior comment 4 you state that you will disclose the change in revenue driven by new enterprise customers in future filings. Please clarify whether your reference to enterprise customers in your response is the same as enterprise "platform" customer as defined on page 49. If not, tell us and disclose in future filings how you define enterprise customers. Also, separately quantify the percentage of revenues attributable to enterprise customers and/or enterprise platform customers for each period presented to provide further context to such disclosure.

Form 8-K furnished July 26, 2022

Exhibit 99.1
Non-GAAP Financial Measures and Other Key Metrics, page 3

3.   We note your revised disclosure regarding unlevered free cash flow in response to prior comment 6. Please further revise to refer to other non-discretionary expenditures, such as non-cancelable commitments and contractual obligations.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Asheley Walker